Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Yieldstreet Portfolio Snapshot: October 2020



Meta description: This post is intended to help Yieldstreet investors understand the status of active deals and provide additional information as you consider your investment goals.

URL: /portfolio-snapshot-october-2020

We were founded on the principal that access to and distribution of income generating investment products is fundamentally broken. The company's number one goal is to provide investors access to alternative investments across asset classes that were previously unavailable to retail investors. We believe in our mission and are proud in our ability to provide investors, just like you, access to such income-generating products.

With this, we believe education and transparency are critical to this process. This is why it's important for us to provide recurring portfolio snapshots to investors. The additional data below is intended to help you as a current—or future—Yieldstreet investor, understand the status of active deals, providing additional information as you consider your goals and circumstances.

Please also reference our Yieldstreet statistics pages for a look at our historical performance and other resources, because the information that matters to Yieldstreet investors are as diverse as the offerings and the investors themselves. In addition, we'd like to highlight a recent case study of a defaulted loan. This demonstrates our ability to achieve a full recovery of the investment at the targeted return.

Highlights	Since launch
Offerings Launched	191
Total Dollars Funded (M)	$1,492.72
Total Dollars Invested (M)	$1,145.26
Fully Repaid Offerings	120
Principal Repaid to Investors (M)	$565.70
Total Interest Paid to Investors (M)	$92.07
Total Principal and Interest Paid (M)	$657.78

As of September 30, 2020, since inception

Asset Class by Dollars Invested



As of September 30, 2020, since inception


Portfolio Overview by Dollars Invested - Since Inception
Repaid
Default 1
Active
Marine Default 3
7.3%
5.6%
50.1%
37.0%
As of September 30, 2020, since inception
Portfolio Overview by Offering Count - Since Inception
Repaid
Default 1
Marine Default 3
Active
Partial Default 2
3.1%
3.1%
2.6%
28.6%
62.5%
As of September 30, since inception

Recently, we received positive news regarding the North Star Maritime Holdings Ltd loan defaults where the British High Court ordered the guarantors of a Dubai-based ship recycling borrower to pay Yieldstreet nearly $77M. The High Court also extended an order Yieldstreet obtained in April freezing the assets of those guarantors. You can read more details here.

For still additional information, market commentary, and perspective, please read our October Founder’s letter and the Yieldstreet Due Diligence Process.

Previous portfolio snapshot:

Yieldstreet Portfolio Snapshot: March 2020

All data presented in this communication is dated as of September 30, 2020. For additional questions, please contact us at investments@yieldstreet.com.

[1]*Default refers to investment offerings where a formal event of default on the underlying loan has been declared.*

[2] *Partial Default refers to investment offerings where a formal event of default on the underlying loan has been declared but either (i) at least one loan in a portfolio of multiple loans has been paid off in full or (ii) over 50% of the initial principal investment has been repaid.*

[3] *Marine Default refers to the outstanding defaulted investment offerings that were originated by GMTC.*

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.